3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Brian Katz

direct dial: 215.981.4193

direct fax: 877.767.8438

katzb@pepperlaw.com

January 13, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Sebastian Gomez Abero, Esq., Staff Attorney

Re:

IGI Laboratories, Inc.

Comments to Registration Statement on Form S-3 filed on December 4, 2009

Commission File No. 333-163524

Ladies and Gentlemen:

On behalf of IGI Laboratories, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form S-3 No. 333-163524 (the “Registration Statement”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2009 (the “Comment Letter”) and subsequent telephonic discussions between the Staff and us which occurred on January 8, 2010. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Form S-3

General

1.

We note that you are registering the sale of 17,514,097 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington

www.pepperlaw.com

Securities and Exchange Commission

January 13, 2010

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•

The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•

Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•

The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock (or any related security, such as a warrant or option) upon conversion or exercise; and

•

Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Company believes that the sale of the securities registered on the Registration Statement by the selling stockholders named therein is appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by the Company. Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”. The Registration Statement has been filed on behalf of the selling stockholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling stockholders.

Securities and Exchange Commission

January 13, 2010

Applying the specific facts of the transaction involved to the seven factors that you identify, we respectfully submit that, given the totality of the circumstances, the registration of the shares included in the Registration Statement complies with the requirements of Rule 415(a)(1)(i). Information about the selling stockholders is based in each case on information supplied by the selling stockholders.

The date on which and the manner in which each selling stockholder received the securities.

The Registration Statement includes shares to be resold by three selling stockholders. Of these the bulk of the shares being offered under the Registration Statement are held by two private equity investment funds, Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P. (collectively, the “Funds”), affiliates of Signet Healthcare Partners, Inc. (“Signet”), which purchased the securities in a fully paid arms’ length private placement transaction (the “Private Placement”) that was consummated on March 13, 2009. Rockport Venture Securities, LLC (“Rockport”), the third selling stockholder, served as the placement agent in the Private Placement and is registering a small number of shares of common stock issuable upon exercise of a warrant obtained in the Private Placement.

Signet has indicated to the Company that Signet is a private equity fund that has been in business for approximately 10 years. Signet primarily serves as lead investor to expansion stage companies engaged in specialty pharmaceuticals, medical devices and the pharma services industries. As such, Signet generally seeks investment opportunities in which it can play an active and substantial role in helping management perform to their full potential and create stockholder value.

Rockport, the placement agent in the Private Placement, has advised the Company that it is a private placement firm that specializes in raising private equity. Rockport is registered as a broker dealer with the Commission and FINRA (CRD# 113748, SEC# 8-53360). Rockport clients are generally venture stage or publicly traded life science companies.

The Funds made representations to the Company in the Private Placement that they were able to bear the economic risk of their investment, that they were acquiring their securities for their own account and without any intent to resell, and that they understood that they must hold the shares indefinitely unless there was an effective registration or an exemption from registration was available. There is no evidence to suggest that those representations are false. Furthermore, the Company received payment for the securities sold in the Private Placement in March 2009 and the selling stockholders bear the risk of ownership in such securities.

Securities and Exchange Commission

January 13, 2010

As is customary in private equity transactions such as the Private Placement, and for the reasons set forth below in this response letter, the Funds negotiated with the Company for registration rights relating to the securities it would acquire in the Private Placement. The registration rights were not for the purpose of conducting an indirect primary offering. The Company filed the Registration Statement as a result of these negotiated registration rights. The manner of the original sales, the amount of time that has elapsed since the original sales took place and the nature of the selling stockholders, indicate that none of the selling stockholders was merely acting as a conduit for the Company. Furthermore, each share of Series B-1 Convertible Preferred Stock and shares of common stock issuable upon exercise of the warrant have a fixed conversion or exercise price (subject to customary anti-dilution adjustments). None of the securities have a conversion or exercise price that floats or resets based on the market price of the Company's common stock.

The number of selling stockholders and the percentage of the overall offering made by each stockholder.

The Registration Statement includes shares to be resold primarily by Signet. The Signet affiliates are registering 17,251,597 shares of common stock issuable upon exercise of shares of Series B-1 Convertible Preferred Stock acquired by the Funds in the Private Placement (including shares issuable upon conversion of accrued dividends on the Series B-1 Convertible Preferred Stock from the issuance date of such shares through September 30, 2012). Rockport is registering 262,500 shares of common stock issuable upon exercise of a warrant obtained in the Private Placement.

The relationship of each selling stockholder with the Company, including an analysis of whether the selling stockholder is an affiliate of the Company.

None of the selling stockholders had any relationship with the Company prior to the Private Placement. Further, none of the selling stockholders has an underwriting relationship with the Company. The length of the holding periods and circumstances under which the securities were acquired described above indicate that, unlike in an underwriting arrangement, the securities were not acquired with a view to distribution. Sales of the securities will be solely for the account of and benefit to the selling stockholders. Further, in connection with any such sales, the selling stockholders will not receive a finder’s fee, commission or other payment from the Company, and the Company will not receive any proceeds from such sales. Further distinguishing the selling stockholders’ arrangements from a traditional underwriting arrangement, none of the acquisitions by the selling stockholders in the Private Placement was conditioned on the prior effectiveness of a registration statement or otherwise on the selling stockholders’ ability to resell underlying shares. Additionally, the Company received payment for the securities sold in the Private Placement in March 2009 and the selling stockholders bear the risk of ownership in such securities.

Securities and Exchange Commission

January 13, 2010

As a result of the Private Placement, the Funds beneficially owned approximately 47.7% of the Company’s common stock as set forth in the definitive information statement on Schedule 14C filed with the SEC on July 9, 2009, and the Funds are entitled to appoint two designees to the Company’s board of directors. The Commission’s Division of Corporation Finance Compliance and Disclosure Interpretations Question 216.14 indicates, however, that “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. As discussed herein, none of the selling stockholders is acting as an underwriter or otherwise on behalf of the Company.

Any relationship among the selling stockholders.

There is no relationship between Rockport and Signet or the Funds. The Funds are affiliated with each other through their affiliation with Signet.

The dollar value of the shares registered in relation to the proceeds that the Company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and or their affiliates in fees or other payments.

The Company advises the Staff that it received $6,000,000 in proceeds as a result of the Private Placement. In connection with the Private Placement, the Company paid Rockport a placement agent fee equal to $350,000 in cash and issued to Rockport a warrant to purchase 350,000 shares of common stock. As set forth in the Proxy Statement, if a registration statement is not timely filed or declared effective, or in certain other instances, the Company would be required to pay the Funds liquidated damages in the form of a cash fee of $15,000 per month and to pay Rockport a cash fee of $360 per month until the default is cured or until those shares are no longer subject to the terms of the registration rights agreement. Signet is entitled to appoint two directors to serve on the Company’s board of directors. These board designees receive the same compensation as the Company’s other non-employee directors.

As set forth in the Registration Statement, from and after the date of the issuance of shares of Series B-1 Convertible Preferred Stock, the holders of the Series B-1 Convertible Preferred Stock are entitled to receive, when and if declared by the Board of Directors, quarterly dividends at the annual rate of five percent of the original issue price, which equals $6,000 per share, on each outstanding share of Series B-1 Convertible Preferred Stock. The Series B-1 Convertible Preferred Stock dividends accrue, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; provided however, that except in the case of a liquidation or conversion of the Company, the Company is under no obligation to pay such dividends unless so declared by the Board of Directors.

Securities and Exchange Commission

January 13, 2010

Other than the amounts set forth above, no amounts were paid to or returned or will be paid to or returned to the selling stockholders in connection with the Private Placement.

The discount at which the selling stockholders will purchase the common stock underlying the convertible preferred stock (or any related security, such as a warrant or option) upon conversion or exercise.

Each share of Series B-1 Convertible Preferred Stock is convertible into 14,634 shares of the Company’s common stock, for an implied common stock conversion price of $0.41 per share and accrued but unpaid dividends on the Series B-1 Convertible Preferred Stock are convertible into shares of common stock at $0.41 per share. The warrant issued to Rockport in the Private Placement is exercisable for $0.41 per share and has a three year term. The exercise price of all securities are fixed (subject to customary anti-dilution adjustments) and therefore do not have the potentially dilutive impact on the market for common stock.

Note that while the shares of common stock underlying the Series B-1 Convertible Preferred Stock and warrants acquired by the selling stockholders in the Private Placement were sold at a price that was below the then current market price of the Company’s common stock on the date of sale, which was $0.58, the Company has been limited in the financing options available to it, and at the time, the Private Placement was the most attractive option available. Furthermore, it is customary for issuers to be required to offer investors in private placements discounts to the market price, in order to compensate the investors for the market risk they are undertaking during the period that their securities are unregistered.

The market responded positively to the Private Placement as the stock price of the Company rose to above $1.00 per share within two months following the Private Placement. Additionally, proceeds from the Private Placement improved the Company’s liquidity and enhanced its ability to fund its ongoing operations, to the benefit of all stockholders of the Company. Further, the Company’s stockholders approved the Private Placement at the Company’s annual meeting of stockholders on May 15, 2009, as further set forth in the Proxy Statement.

The Company is unable to predict when the selling stockholders will elect to convert the Series B-1 Convertible Preferred Stock or exercise the placement agent warrant, since conversion or exercise, as applicable, is at the option of the holder. Therefore, the Company cannot state whether the selling stockholders will acquire the common stock underlying those securities at any discount at the time of conversion or exercise.

Securities and Exchange Commission

January 13, 2010

Additionally, none of the securities have a conversion or exercise price that floats or resets based on the market price of the Company's common stock. Securities having these exercise price features have the potential to exert significant downward pressure on the market price of a company's stock and may be deemed toxic. The exercise price of all securities are fixed (subject to customary anti-dilution adjustments) and therefore do not have the potentially dilutive impact on the market for common stock.

Whether or not any of the selling stockholders are in the business of buying and selling securities.

As stated above, Signet has indicated to the Company that for the past 10 years, Signet has primarily served as lead investor to expansion stage companies engaged in specialty pharmaceuticals, medical devices and the pharma services industries. Signet seeks investment opportunities in which it can play an active and substantial role in helping management perform to their full potential and create stockholder value. Over the past 10 years, Signet’s average holding period of its investments is just under 4 years. The Company believes that the foregoing information is strong support for the fact that the registration of the securities in the Registration Statement is not a primary registration meant to facilitate Signet’s immediate distribution of the securities into the market.

Rockport, the placement agent in the Private Placement, has indicated to the Company that it is a private placement firm that specializes in raising private equity.

Why do the selling stockholders intend to register the shares?

The Staff has also asked the Company to explain why the selling stockholders intend to register the shares. The Company respectively advises the Staff that there are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds, including the Funds, are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of the money invested by their limited partners and, thus, have a common law duty to act prudently. As such, those investors insist on the ability to register their shares purchased in the private placement in order to enable them to be in a position to take advantage of market opportunities as they may arise in the future, and to sell a portion of their investment if there is a fundamental shift in the market or the Company.

Securities and Exchange Commission

January 13, 2010

Investors that become affiliates as a result of their investment in the issuer, such as occurred with the Funds and Signet, require registration rights to allow for resale of control securities. This is particularly an issue in the case of an issuer with a relatively small trading volume, such as the Company. In such a case, registration rights are needed in order for an investor, such as Signet, to sell even a relatively small number of the securities.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian Katz

Brian Katz

cc:

Hemanshu Pandya

Phil Forte

Joyce Erony